 King & Wood LLP

975 Page Mill Road, Palo Alto, CA 94304

Tel. (650) 320-4563  Fax: (650) 494-1387

May 10, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Mr. John L. Krug

Re:	BiTech Pharma, Inc.
File No.000-51684
Registration Statement on Form 10-SB
Filed April 3, 2005

Ladies and Gentlemen:

On behalf of BiTech Pharma, Inc., a Delaware corporation (the “Company” or “BiTech”), we have been authorized by the Company to present the following responses to the certain letter dated April 27, 2006 from the Staff (the “Comment Letter”), relating to the Company’s Form 10-SB filed on April 3, 2006 (the “Form 10-SB”).

Concurrently with this response to the Comment Letter, the Company is filing Amendment No. 1 to the Form 10-SB (the “Amendment”).

The Staff’s comments have been set forth in italics and paragraphs have been numbered to correspond to the numeration of the Comment Letter.

FROM 10-SB

General

1.

Pursuant to section 12(g)(l) of the Exchange Act, your registration statement will automatically become effective 60 days after it was filed. If we are not finished with the review by that time, you should withdraw the registration statement and refile it to delay its effectiveness.

Overview, page 4

2.

The organizational charts referred to on pages 5 and 6 are not included in the document as represented. Please advise or revise.

 King & Wood LLP

975 Page Mill Road, Palo Alto, CA 94304

Tel. (650) 320-4563  Fax: (650) 494-1387

Due to inadvertent EDGAR filing submission error made by the financial printer, the organizational charts were inserted in the clean copies of Form 10-SB, but not inserted in the marked copies of Form 10-SB. Please refer to page 5 and page 6 of this Amendment to find the organizational charts.

   In addition, due to the aforesaid same reason, exhibit 10.9 (Sublicense Agreement) in the Form 10-SB was not correctly filed, therefore we hereby attach the correct version of this Sublicense Agreement in exhibit 10.9 of this Amendment.

3.

Please expand the discussion to explain what refolding e.coli inclusion bodies technology is.

In response to the Staff’s comment, the Company has made such revision on the last paragraph of page 6 of this Amendment.

4.

Please provide supplemental support for the statement “protein therapeutics is among the most successful biotechnology drugs in the past two decades.” We may have additional comments.

In response to the Staff’s comment, the Company has made such revision on page 7 of this Amendment.

5.

Please expand the discussion to present a balanced description of your competitive position including, as applicable, negative factors such as size, resources, etc.

In response to the Staff’s comment, the Company has made such revision on page 7 of this Amendment.

6.

We note your response to comment 5 and your response on page 7 that since you are in a research and development stage you do not depend on one or a few major customers. It is unclear, however, to what extent your fee-based services, which are your only source of revenue, may be dependent on one or a few major customers. Please advise or revise.

The total revenue of PTI includes the revenue from fee-based protein re-folding contracting services, licensing agreement (please refer to the subsection titled “License-out Agreement” on page 11) and sale, lease of medical apparatus (please refer to the subsection titled “Investment” on page 12). Therefore, fee-based service is not our sole source of revenues; in addition, PTI does not depend on one or a few major customers in this respect. In response to the Staff’s comment, the Company has made such revision on page 7 of this Amendment.

 King & Wood LLP

975 Page Mill Road, Palo Alto, CA 94304

Tel. (650) 320-4563  Fax: (650) 494-1387

Government Regulation, page 7

7.

Please revise the discussion to clarify you do not presently have any products and that your proposed products or product candidates will be subject to FDA regulation.

In response to the Staff’s comment, the Company has made such revision on page 7 of this Amendment.

Notes to Consolidated Financial Statements

1. Group Reorganization, Summary of Operations and Basis of Presentation, page F-11

8.

Please refer to your response to previous comment 27. please disclose on your Consolidated Statement of Changes in Shareholders’ Equity the 500,000 contribution of Xingye shares separately from other capital contributions. Additionally, please revise your description of the transaction within Note 1 to specifically state that the shareholders of First Capital acquired the outstanding shares of Xingye and subsequently contributed there shares to First Capital.

As requested the Consolidated Statement of Changes in Shareholders’ Equity has been amended to reflect the contribution of the 500,000 Xingye shares separately from other capital contributions.  In addition, the description of the transaction within Note 1 to the financial statements has been revised to indicate that the shareholders of First Capital acquired the outstanding shares of Xingye and subsequently contributed the shares to First Capital.

9.

Please refer to your response to prior comment 30. Please revise your disclosures to include the information included within your response.

The disclosure related to the merger of BiTech and Ballantrae has been expanded to include the information from our previous response to comment letter item 30.

2. Significant Accounting Policies

License and Patent, page F-16

10.

Please refer to your response to prior comment 31. Please tell us your basis for capitalizing legal costs and the related license fees associated with the process of obtaining patent approval and deferring amortization until the time the patent is awarded.

The costs being capitalized are not internal costs. The costs are paid to outside entities (attorneys and patent office). The costs are related to obtaining specific

 King & Wood LLP

975 Page Mill Road, Palo Alto, CA 94304

Tel. (650) 320-4563  Fax: (650) 494-1387

patents or patent approval. The costs are necessary to obtain the related patent and are identifiable with the individual patents. The patents are intangibles which provide future economic benefits for the life of the patent by giving Bitech the exclusive right to produce and sell particular drug. The patents can be identified separately and sold.

22. Pro Forma Financials, page F-32

11.

Please refer to your response to prior comment 34. Please revise your pro-forma financials to comply with Item 310(d) of Regulation S-B for the acquisition of Xingye. The current consolidated financial statements should include the combined operations of First Capital and PTI for all periods presented, therefore, pro-forma financials are not required. Please present columns for Bitech Pharma, Xingye and any pro-forma adjustments. Please also note that a pro-forma balance sheet is not required if the acquisition is already reflected in the historical balance sheet.

The pro-forma financials presented in note 22 of the financial statements have been revised to include only the statements of operations for First Capital Asia and Guizhou Xingye Pharmaceutical Co., which First Capital acquired, for the years ended June 30, 2005 and 2004.  Since the acquisition is already reflected in the historical balance sheet, the pro forma balance sheet is not presented.

Guizhou Xingye Pharmaceutical Co. Ltd. Financial Statements

12.

Please refer to your response to prior comment 29. Provide audited financial statements of Guihzou Yibai Xingye Pharmaceutica Co. as required by Item 310(c) of Regulation S-B. Additionally, please identify the interim periods as three, six or nine months ended and provide interim financial statements through December 31, 2004 as that is that appears to be the most recent quarter end prior to the acquisition by First Capital. If you do not believe the acquisition is significant, provide to us your significance tests supporting management’s opinion that the acquisition is not significant.

Please note that the audited financial statements of Guizhou Yibai Xingye Pharmaceutical Co., Ltd. (previous name of Baite) as of June 30, 2004 and 2003 and September 30, 2004 and 2003 were attached before as exhibit 99.1.  However, the audit report was not attached with that exhibit. The audit report for the financial statement for the fiscal years ended June 30, 2004 and 2003, and three month periods ended September 30, 2004 and 2003, is now attached with this filing. In addition, the reviewed interim financial statement for the periods three and six month periods ended December 31, 2004 has also been provided.

 King & Wood LLP

975 Page Mill Road, Palo Alto, CA 94304

Tel. (650) 320-4563  Fax: (650) 494-1387

If you have further requirements or questions, please do not hesitate to contact the undersigned at (650) 320-4599 or by facsimile at (650) 494-1387.

Very truly yours,

KING AND WOOD, LLP

By: /s/ Charles Law